UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
Commission File Number: 1-6639
(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	September 30, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION
Magellan Health Services, Inc. Full Name of Registrant
N/A Former Name if Applicable
6950 Columbia Gateway Drive, Suite 400 Address of Principal Executive Office (Street and Number)
Columbia, Maryland 21046 City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐ (c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant and 88 of its subsidiaries (collectively, the "Company") since March 11, 2003 have been debtors in possession in cases under chapter 11 of title 11 of the United States Code in the U.S. Bankruptcy Court for the Southern District of New York (the "Court"). On October 8, 2003, the Third Joint Amended Plan of Reorganization, as modified (the "Plan"), of the Company was confirmed by order of the Court. Pursuant to the Plan, the Company since that time has undertaken various activities required in order to satisfy the conditions it is required to satisfy so that the Plan can become effective and to otherwise put the Company in a position to consummate the reorganization transactions provided for by the Plan. These activities have included resolving various disputed claims against the Company asserted in the chapter 11 case, preparing and submitting applications for required regulatory approvals, finalizing arrangements for a credit facility to be established as part of the Plan pursuant to a commitment entered into with Deutsche Bank to finance the Plan and the Company's future operations, and preparing for the adoption of "fresh start" accounting by the Company as will be required in accordance with generally accepted accounting principles in connection with consummation of the Plan. Extensive commitments of time and resources by the Company's accounting and finance personnel, as well as work by outside appraisers and financial consultants, have been required to provide the analyses and data necessary for completion of these activities, including preparation of valuation estimates to determine the relative fair values of the Company's assets and liabilities to be reflected in the Company's financial statements when fresh start accounting is applied. These matters also have effects upon the Company's current financial reports. Because the volume of activities required of the Company in preparation for consummation of the Plan and the complex and time-consuming procedures required in order for the Company to implement fresh start accounting, and given the effects of these activities on the Company's current financial reports, it has not been possible for the Company, without unreasonable effort and expense, to complete and file its Quarterly Report on Form 10-Q for the period ended September 30, 2003 by the required filing date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mark S. Demilio (Name)	(410) (Area Code)	953-1000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(3)	The Registrant cannot currently provide final earnings results for the three months and nine months ended September 30, 2003, since it has not yet completed its close process. However, the Registrant estimates that its consolidated net loss for the three months ended September 30, 2003 would be approximately $48 million to $53 million compared to net loss of $557.8 million for the three months ended September 30, 2002 (which would result in consolidated net loss for the nine months ended September 30, 2003 of approximately $46 million to $51 million compared to consolidated net loss of approximately $547.2 million for the nine months ended September 30, 2002). A majority of the variance in net loss between the three months ended September 30 2002 and 2003 as noted above relates to goodwill impairment charges recorded by the Registrant in the three months ended September 30, 2002 of $415.9 million (before taxes) compared to goodwill impairment charges of $28.8 million (before taxes) in the three month period ended September 30, 2003, as well as tax valuation allowances of approximately $200.5 million recorded by the Registrant during the three months ended September 30, 2002. All of the foregoing amounts in this paragraph are unaudited.

Caution regarding Forward-Looking Statements

Certain of the statements made in this notification including, without limitation, statements regarding estimated net income constitute forward looking statements contemplated under the Private Securities Litigation Reform Act of 1995. These forward looking statements are subject to known and unknown uncertainties and risks which could cause actual results to differ materially from those contemplated or implied by such forward looking statements including: the outcome of discussions and negotiations with creditors; actual results for the three months ended September 30, 2003 differing from the expected results due to greater adverse impact from the items described herein or from other events; service issues arising with certain customers; care management activities not having the desired effects; care costs rising at trends greater than anticipated; the ability to manage operating costs; the ability to obtain rate increases from customers with respect to increased care costs or to obtain such increases timely; the ability to generate new business; the ability to retain existing clients; the impact of new or amended laws or regulations; governmental inquiries; outcome of ongoing litigation; interest rate increases; unanticipated increases in the costs of care; the ability to consummate successfully the exits from non-core operations or to identify, negotiate and consummate other strategic alternatives; and other factors. Any forward looking statements made in this notice are qualified in their entirety by these risks and uncertainties and the discussion of risks and uncertainties set forth under the caption "Cautionary Statements" in the Registrant's Annual Report on Form 10-K/A for the year ended September 30, 2002 filed with the Securities and Exchange Commission on January 23,

2003. The Registrant undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

Magellan Health Services, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

MAGELLAN HEALTH SERVICES, INC.
Date	November 17, 2003	By	/s/ MARK S. DEMILIO Name: Mark S. Demilio Title: Executive Vice President and Chief Financial Officer

INSTRUCTION:    The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
(SEE 18 U.S.C. 1001).